UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XYNOMIC PHARMACEUTICALS HOLDINGS, INC.

(Name of Company)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

98421X102

(CUSIP Number)

Yinglin Mark Xu

Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China

+86 21 54180212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 98421X102	Page 2

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Yinglin Mark Xu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

21,009,055
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
21,009,055

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,009,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.40% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 46,273,848 shares of common stock issued and outstanding as of May 15, 2019.

CUSIP Number: 98421X102	Page 3

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Xynomic Pharmaceuticals Holdings, Inc., a Delaware corporation (previously known as Bison Capital Acquisition Corp., the “Company” or “XYN”), whose principal executive office is located at Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China.

Item 2.	Identity and Background.

(a) The Statement is filed by Yinglin Mark Xu (the “Reporting Person”).

(b) The Reporting Persons’ principal business address is Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China.

(c) The Report Person is the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of XYN.

(d)	During the past five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

On May 15, 2019, in connection with a consummation of a business combination (the “Business Combination”) as provided in certain agreement and plan of merger (as amended, the “Merger Agreement”), dated as of September 12, 2018, entered into by and among by and among (i) the Company; (ii) Bison Capital Merger Sub Inc., a Delaware corporation (iii) Xynomic Pharmaceuticals, Inc., a Delaware corporation (“Xynomic”) and (iv) the Reporting Person, solely in his capacity as the Stockholder Representative thereunder., the Report Person acquired 20,266,975 shares of Common Stock of the Company, in exchange for 23,870,293 shares of common stock of Xynomic, par value $0.0001 per share, among which 608,009 shares of Common Stock were deposited into an escrow account pursuant to an escrow agreement (the “Escrow Agreement”) dated May 13, 2019, by and among (i).the Company, (ii) the Reporting Person, solely in his capacity as the Stockholder Representative thereunder the Merger Agreement; and (iii) Continental Stock Transfer & Trust Company, as escrow agent.

On May 15, 2019, in connection with the closing of the Business Combination, the Reporting Person purchased 742,080 shares of Common Stock of the Company at a price of $10.15 per share pursuant to a backstop and subscription agreement (the “Backstop Agreement”) dated May 1, 2019 between the Company and the Reporting Person.

Item 4.	Purpose of Transaction.

The purpose of the acquisition is for investment only.

As of the date of this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer;

(b)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer’s business or corporate structure;

(g)         changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           any similar action to those enumerated above.

CUSIP Number: 98421X102	Page 4

Item 5.	Interest in Securities of the Company.

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)           Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)           None

(e)           N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons is a party to the Merger Agreement, a copy of such agreement and its amendments) are attached as Exhibits 7.1-7.4 and are incorporated by reference herein.

The Reporting Person is a party to the Escrow Agreement, a copy of such agreement is attached as Exhibit 7.5 and is incorporated by reference herein.

The Reporting Person is a party to the Backstop Agreement, a copy of such agreement is attached as Exhibit 7.6 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

7.1	Agreement and Plan of Merger, dated September 12, 2018 (included as Annex A to the proxy statement/prospectus)

7.2	Amendment No1 to the Merger Agreement, dated February 11, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on February 12, 2019)

7.3	Amendment No. 2 to the Merger Agreement, dated February 22, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on February 27, 2019)

7.4	Amendment No. 3 to the Merger Agreement, dated April 2, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on April 4, 2019)

7.5	Escrow Agreement, dated May 13, 2019 (incorporated by reference to Exhibit 10.4 to registrant’s current report on Form 8-K filed on May 15, 2019)

7.6	Backstop and Subscription Agreement, dated May 1, 2019 (incorporated by reference to Exhibit 10.1 to registrant’s current report on Form 8-K filed on May 2, 2019)

[The remainder of this page is left blank intentionally.]

CUSIP Number: 98421X102	Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2019

	By:	/s/ Yinglin Mark Xu
	Name:	Yinglin Mark Xu